

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Bruce Hausmann
Vice President and Chief Financial Officer
Interface Inc
1280 West Peachtree Street
Atlanta Georgia 30309

> **Re: Interface Inc**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 2, 2022**
> **File No. 001-33994**

Dear Mr. Hausmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies and Estimates
Goodwill, page 38

1. Revise this discussion in future filings to include information that will allow investors to better assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or whether the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing. For each reporting unit at risk of failing, disclose the following:

    - the percentage by which fair value exceeded carrying value at the date of the most recent test;
    - a more detailed description of the methods and key assumptions used and how the

key assumptions were determined;
- a discussion of the degree of uncertainty associated with the assumptions; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition
Disaggregation of Revenue, page 55

2. We note from page 4 that you offer various product categories, including Modular Carpet, Modular Resilient Flooring, Rubber Flooring, as well as other products. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 when evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by customer geographic region.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing